UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-15050

BASF AKTIENGESELLSCHAFT

(New York Stock Exchange)

_____________________________________________________________________________

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Carl Bosch Strasse 38, 67056 Ludwigshafen, Germany

+49-621-60-0

_____________________________________________________________________________

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts),

each representing one BASF Ordinary Share, of no par value

BASF ordinary shares, of no par value*

_____________________________________________________________________________

(Description of class of securities)

* Not for trading, but only in connection with the registration of American Depositary Shares.

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒    Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, BASF Aktiengesellschaft certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized persons.

August 27, 2007	By:	/s/ Dr. Eckart Sünner	President Legal Affairs, Taxes and Insurance
Date		Name	Title

	By:	/s/ Dr. Eckhard Müller	President Finance
		Name	Title

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.